Exhibit 10

Cannae Holdings, Inc.	Senator Investment Group, LP
1701 Village Center Circle	510 Madison Ave # 28
Las Vegas, NV 89134	New York, NY 10022

September 14, 2020

Board of Directors

CoreLogic, Inc.

40 Pacifica, Suite 900

Irvine, CA 92618

Attention: Paul Folino, Chairman

Dear Members of the Board:

Based on your letter to shareholders last week, it is clear that communications are currently not productive. This letter seeks a renewed path forward.

On June 26th we made our initial proposal to acquire the Company for $65 per share in cash, a record-high price for your company’s stock and a 37% premium over the unaffected stock price. Subsequently, on July 14th by phone and on July 17th by private letter, we communicated our open-mindedness as to value and our willingness to revise our proposal if given access to targeted due diligence that supports a price increase.

Our request for diligence is sincere. The current surge in mortgage origination volumes reflected in second and third quarter results does not impact our assessment of value, as it was well known by us and the market in early June – demonstrated by the fact that mortgage-exposed peers’ stock prices are essentially unchanged since that time, despite peers having surpassed early-June estimates by as much or more than CoreLogic. However, understanding the Company’s organic revenue growth and business composition (product line profitability and the mix of subscription vs transaction-based revenues) could impact our valuation. This is why our targeted diligence requests are namely to see revenue and EBITDA by product line for 2018 through 2022 estimates along with bridges to show drivers of growth. We need diligence to understand these items in part because the Company reports two segments and one consolidated organic growth figure despite having at least ten business lines.

Your response to date has been to refuse to give us access to diligence unless we first raised our bid – an approach that prevents us from obtaining the information we would need to do the very thing you are asking us to do.

And so, unfortunately, we have been at an impasse.

We are committed to this transaction, as evidenced by the steps we have taken to date. As a gesture of good faith to hopefully get us all back on the right track, today we are increasing our proposal by $1.00 to $66.00 per share in cash. This increase is not intended as a reassessment of value (which we cannot do without diligence), but rather as a demonstration of goodwill and flexibility so that we might re-engage productively for the benefit all shareholders. We would increase our offer based on the value revealed to us in due diligence. We are confident the diligence process can be executed efficiently and quickly.

As an additional gesture, we are offering to sign an agreement with a generous ‘go-shop’ that is purposefully structured to welcome other bidders to carry out diligence and submit higher offers. The Company can either run an auction or first negotiate a deal with us and later run an auction with a floor price guaranteed. Shareholders want the Company to run a legitimate process resulting in a sale to the highest bidder, and we believe this step by us gives the Company further options to ensure that occurs.

We hope these gestures will help the Board to reassess its approach and commence a sales process. We look forward to your prompt response.

Sincerely,

/s/ Richard N. Massey	/s/ Quentin Koffey

Richard N. Massey	Quentin Koffey

Chief Executive Officer	Partner

Cannae Holdings, Inc.	Senator Investment Group, LP